Scott D. Chenevert
Direct Dial 225-248-2116
Direct Fax 225-248-3016
schenevert@joneswalker.com
December 23, 2011
Via EDGAR and E-mail
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall

Re:	Superior Energy Services, Inc. Registration Statement on Form S-4 Filed November 3, 2011 File No. 333-177679
Dear Mr. Schwall:
     Superior Energy Services, Inc. (“Superior”) has today electronically filed under the Securities Act of 1933, as amended, Amendment No. 2 (the “Second Amendment”) to its Registration Statement on Form S-4 (File No. 333-177679), originally filed on November 3, 2011 (the “Registration Statement”), and amended on December 6, 2011 (the “First Amendment”). Set forth below are Superior’s responses to the comments contained in the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 21, 2011, with respect to the Registration Statement. Enclosed with this letter, please also find a copy of the Second Amendment, marked to show changes from the First Amendment as filed on December 6, 2011.
     We have numbered and reproduced below the full text of the Staff’s comment in italics, followed by our response. Where applicable, we have also referenced in the responses set forth below the appropriate page number of the Amendment that addresses the staff’s comment.
Form S-4
Background of the Merger, page 44
     Comment 1: We note your response to comment 6 from our letter dated December 2, 2011, and the disclosure on page 68. Revise your disclosure at the bottom of page 46, which is where you first discuss the engagement of Credit Suisse, to clarify that you did not request it to solicit third party indications of interest.

Securities and Exchange Commission
December 23, 2011

     Response 1:
     In response to the Staff’s comment, page 46 of the Second Amendment includes the following supplemental disclosure:
“Credit Suisse was not requested to solicit third party indications of interest in acquiring all or any part of Complete.”
     Comment 2: In response to prior comment 7 from our letter dated December 2, 2011 you disclose that as part of assessing potential strategic alternatives, during the August 18, 2011 meeting, Complete’s board discussed the size, business strategy, potential synergies and financial wherewithal of potential strategic partners and their potential interest in engaging in a strategic combination. Following this discussion, Complete’s board concluded that it was unlikely that another party would propose a business combination on terms more attractive than Superior had proposed. This same conclusion was reached on September 16 and October 7, 2011. Please explain how Complete’s board determined that no other party would propose a business combination on terms more attractive, including how the board assessed other strategic partners interest in a combination, when it appears that neither Complete nor Credit Suisse solicited third party indications of interest in acquiring all or any part of Complete.
     Response 2:
     In response to the Staff’s comment, disclosure has been added on pages 47, 48, 49, 50 and 51 of the Second Amendment to clarify that, in determining it was unlikely that another party would propose a business combination on terms more attractive than Superior’s proposal, Complete’s board of directors reviewed publicly available data and information as well as data and information provided by Credit Suisse and management regarding potential strategic partners and combinations and based its determination on such data and information, its industry experience, Complete’s experience from unrelated dealings with certain of such parties and its collective judgment.
Certain Prospective Financial Information Reviewed by Superior, page 64
     Comment 3: In response to prior comment 11 from our letter dated December 2, 2011 you have disclosed the Spears & Associates Drilling and Production Outlook forecasts. However, you have not indicated any other material assumption underlying the projections. Also, you have not indicted any material assumption underlying “Certain Prospective Financial Information Reviewed by Complete” on page 74, for which we noted in prior comment 11 that you have only listed in summary form certain assumptions. Thus, we re-issue in part prior comment 11.
     Response 3:
     In response to the Staff’s comment, the following additional disclosure has been added on page 74 of the Second Amendment:
     “Based on these assumptions, Complete assumed that its return on investment over the forecasted time periods after 2011 would be slightly less than its return on investment in 2011

Securities and Exchange Commission
December 23, 2011

and that Superior’s return on investment would remain constant at 2011 levels over the forecasted time periods. Complete also assumed:
•	Capital spending by Complete and Superior over the forecasted time periods would be consistent with industry activity levels that are improving at a rate similar to the overall industry growth rates as of the date of the merger agreement;

•	Superior’s and Complete’s debt levels and associated annual interest rates would be constant after 2011 through the remaining forecasted periods, after taking into account the redemption of Superior’s convertible notes;

•	Superior’s 2012 income tax rate would be 36% and would decrease by one percent annually thereafter to reflect increased international operations; and

•	Complete’s tax rate would be 37.5% through the forecasted periods.
Material U.S. Federal Income Tax Consequences of the Merger, page 84
     Comment 4: We note your response to prior comment 13 from our letter dated December 2, 2011. However, we note that Latham & Watkins L.L.P.’s tax opinion filed as Exhibit 8.2 contains no opinion as to the tax consequences of the merger. If this is intended to be a short-form opinion, then both the exhibit 8 short-form opinion and the tax disclosure in the prospectus must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and that disclosure must clearly identify and articulate the opinion being rendered. See Staff Legal Bulletin No. 19 (Oct. 14, 2011).
     Response 4:
     In response to the Staff’s comment, the disclosure on page 85 of the Second Amendment and Latham & Watkins LLP’s tax opinion attached to the Second Amendment indicate that the statements under the caption “Material U.S. Federal Income Tax Consequences of the Merger” constitute the opinion of Latham & Watkins LLP.
     Comment 5: Latham & Watkins L.L.P.’s tax opinion filed as Exhibit 8.2 appears to contain an unacceptable limitation on reliance. Language that states or implies that the tax opinion is “only” for the benefit of the board or the registrant is unacceptable. Please revise. See Staff Legal Bulletin No. 19 (Oct. 14, 2011).
     Response 5:
     In response to the Staff’s comment, Latham & Watkins LLP’s tax opinion attached to the Second Amendment permits those persons entitled to receive Superior stock in the merger to rely on the opinion contained therein.
Where You Can Find More Information; Incorporation by Reference, page 126
     Comment 6: In response to prior comment 15 from our letter dated December 2, 2011 you revised to specifically incorporate the Forms 10-Q for the fiscal quarter ended September 30, 2011, as well as the Forms 8-K required to be filed through the date of filing of the amendment. However, after the date of filing of this amendment, other Forms 8-K have been

Securities and Exchange Commission
December 23, 2011

filed which are not specifically incorporated by reference. Furthermore, as currently worded, this amendment does not incorporate future filings after the date of the initial registration statement and prior to effectiveness. Accordingly, please file an amendment that specifically incorporates these Forms 8-K and any other subsequent report filed pursuant to Section 13(a) or 15(d) of the Exchange Act. To avoid having to file a pre-effective amendment solely to incorporate an Exchange Act report filed prior to effectiveness, as we directed in our prior comment, please see Question 123.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Securities Act Forms.
     Response 6:
     Superior acknowledges the Staff’s comment and the Second Amendment expressly incorporates by reference (a) Superior’s Current Report on Form 8-K dated December 8, 2011, (b) Superior’s Current Report on Form 8-K dated December 12, 2011, and (c) Superior’s Current Report on Form 8-K dated December 14, 2011. Further, Superior has revised the disclosure on page 128 of the Amendment to read as follows:
“In addition, Superior and Complete incorporate by reference additional documents that they may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement and between the date of this joint proxy statement/prospectus and the dates of Superior’s special stockholder meeting and Complete’s special stockholder meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.”
Exhibits
     Comment 7: We note that Superior closed an $800 million note offering on December 6, 2011. However, the indenture and registration rights agreement relating to this note offering do not appear filed as exhibits to this registration statement. Please include or tell us why such documents are not required to be filed as exhibits to this registration statement. See Item 601 of Regulation S-K. In this regard, see also comment 6 above.
     Response 7:
     Superior acknowledges the Staff’s comment and the Second Amendment expressly incorporates by reference Superior’s Current Report on Form 8-K dated December 12, 2011, which contains the indenture and the registration rights agreement relating to the $800 million note offering which closed on December 6, 2011.

Securities and Exchange Commission
December 23, 2011

     Superior represents to the Securities and Exchange Commission and its Staff that Superior is responsible for the adequacy and accuracy of the disclosures in its filings and the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Superior from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Superior further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, Superior will not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please contact me at your earliest convenience at (225) 248-2000.

Sincerely, /s/ Scott D. Chenevert Scott D. Chenevert

cc:	William B. Masters James F. Maroney, III R. Scott Shean